Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

April 13, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces acquisition of ANDA portfolio”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT

	Investor relationS	Media relationS
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces acquisition

of ANDA portfolio

Hyderabad, India, April 13, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. April 13, 2019 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) announced today that it has entered into a definitive agreement to acquire a portfolio of 42 approved, non-marketed Abbreviated New Drug Applications (ANDAs) in the U.S.

The portfolio includes more than 30 generic injectable products. These products will require to be technology transferred and could be launched within the next one to two years. The value of total addressable market for these products in the U.S. is approximately $645 million for the calendar year ending in December 2018 according to IQVIA.

Erez Israeli, Chief Operating Officer of Dr. Reddy’s Laboratories, commented, “The acquisition is in line with our stated strategy to significantly enhance our portfolio in our chosen growth markets. This transaction will help augment our injectables product portfolio in the U.S. market and globally.”

RDY-0419-244

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.